April 21, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Archfield
Mailstop 3561
Re:	Quiksilver, Inc. (File No. 001-14229)
Ladies and Gentlemen:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 31, 2010 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the “2009 Form 10-K”) and Preliminary Proxy Statement on Schedule 14A filed January 28, 2010. The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.
Form 10-K for the Fiscal Year Ended October 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Financial Position, Capital Resources and Liquidity, page 25
Your Comment
1.	We note that the applicable interest rates on your refinanced obligations, particularly the five year senior secured term loan, are higher than on the obligations they have replaced. We further note, on page 54, that the term loan bears an interest rate of 15% and the gross outstanding balance was $158.7 million as of October 31, 2009. Please tell us if the higher interest rates incurred on your refinanced obligations will have a material unfavorable impact on your results of operations or liquidity. If so, expand your discussion and analysis to include quantitative and qualitative disclosure of this impact in future filings pursuant to Item 303 of Regulation S-K. Refer to SEC Release No. 33-8350 for additional guidance.

Response to Your Comment
     The interest incurred on our senior secured term loan will have an unfavorable impact on our results of operations in the form of additional interest expense. However, this senior secured term loan improved our liquidity as the debt that it replaced was due to mature in April 2010. We did not consider the combination of these factors to have a material unfavorable impact on our results of operations and liquidity. However, based on the Staff’s comments, we will expand our disclosures in future filings to improve our description of the impact of this financing on our future results of operations and liquidity.
Critical Accounting Policies, page 31
Goodwill, page 31
Your Comment
2.	We note on page 48 that you determined there was no goodwill impairment loss in continuing operations as of October 31, 2009. We believe you should provide information for investors to assess the probability of a future material goodwill impairment charge, pursuant to Item 303 (a)(3)(ii) of Regulation S-K. In that regard, we believe the following disclosures should be provided for each reporting unit that is at risk of failing step one of the impairment test (i.e., the fair value is not substantially in excess of carrying value) in future filings:
a.	State the percentage by which fair value exceeded carrying value as of the date of the most recent test;

b.	State the amount of goodwill allocated to each reporting unit;

c.	Describe the methods and key assumptions used in determining the fair value of the reporting units and intangible assets, as applicable, and how the key assumptions were determined;

d.	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and

e.	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if you have determined that the fair value substantially exceeds the carrying value, please disclose this determination. Tell us how you intend to revise your disclosure in future filings, and provide us with the text of your proposed disclosure in your response to us.
Response to Your Comment
     As of October 31, 2009, we noted that the fair value for our Americas reporting unit substantially exceeded its carrying value. For our Europe and Asia/Pacific reporting units, the fair value exceeded the carrying value by 7% and 5%, respectively. Our goodwill allocated to each reporting unit was disclosed in Note 14 — Segment and Geographic Information on page 65 of our 2009 Form 10-K. If in 2010, the fair value for our Europe and Asia/Pacific reporting units do not substantially exceed their carrying values, we will include a similar version of the following disclosure in our 2010 Form 10-K or in earlier Form 10-Q’s if we are required to evaluate goodwill for impairment on an interim basis. We will include this disclosure in the critical accounting policies section of our MD&A. For comparative purposes we have also included the previous disclosure from our 2009 Form 10-K.
2009 Form 10-K disclosure (see page 31):
“We evaluate the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is computed based on estimated future cash flows discounted at a rate that approximates our cost of capital. Such estimates are subject to change, and we may be required to recognize impairment losses in the future.”
Proposed future disclosure:
“We evaluate the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. We have three reporting units under which we evaluate goodwill for impairment, the Americas, Europe and Asia/Pacific. We estimate the fair value of our reporting units using a combination of a discounted cash flow approach and market approach. Material assumptions in our test for impairment include future cash flows of each reporting unit, discount rates applied to these cash flows and current market estimates of value. The discount rates used approximate our cost of capital. Future cash flows assume future levels of growth in each reporting unit’s business. If any of these assumptions significantly change, including a change in expected future growth rates or valuation multiples, we may be required to record future impairments of goodwill. If the carrying amount exceeds fair value under step one of our goodwill impairment test, then the second step of the impairment test is performed to measure the amount of any impairment loss.
As of October 31, 2009, the fair value of the Americas reporting unit substantially exceeded its carrying value. For our Europe and Asia/Pacific reporting units, the fair value exceeded the carrying value by approximately 7% and 5%, respectively. Goodwill allocated to our Europe and Asia/Pacific reporting units was $184.8 million and $71.1 million, respectively, as of October 31, 2009. Based on the uncertainty of future growth rates and other assumptions used to estimate goodwill recoverability in these reporting units, future reductions in our expected cash flows for Europe or Asia/Pacific could cause a material impairment of goodwill.”
Notes to Consolidated Financial Statements, page 47
Note 7 — Lines of Credit and Long-term Debt, page 54
Your Comment
3.	We note that in connection with the $153.1 million five year senior secured term loan, you issued warrants that appear to have an exercise price that may be adjusted pursuant to Section 5 of the Warrant and Registration Rights Agreement filed as Ex. 10.3 to your August 4, 2009 Form 8-K. Please describe to us the circumstances that would result in an adjustment to the exercise price and explain to us how you applied the provisions of FASB ASC 815-40-15 (EITF 07-5) to each circumstance, as applicable.
Response to Your Comment
     The primary adjustments to the exercise price of the warrants included in Section 5 of the Warrant and Registration Rights Agreement are summarized as follows:
•	Adjustment for cash dividends

•	Adjustment for payment of dividends or distribution to common stockholders

•	Adjustment for subdivision of outstanding common stock or a combination of outstanding common stock into a smaller number of shares

•	Adjustment for a recapitalization event

•	Adjustment for a tender offer

•	Adjustment for a reorganization event (consolidation, merger or sale)
In connection with this transaction, we evaluated all of the above potential adjustments to the purchase price. We noted that all of the pricing adjustments in Section 5 of the Warrant and Registration Rights Agreement are designed to maintain the initial position of the warrant holders, and as such, the manner in which these provisions would be settled (if triggered) remains indexed to our own stock based on the provisions of ASC 815-40-15 (EITF 07-5).
For example, in the case of a stock dividend distributed to current common stockholders, a specific warrant exercise price adjustment provision would apply and it would provide the warrant holders with additional warrants at the same ratio as provided to common stockholders (to maintain their current ownership position). Therefore, the settlement provision of the warrant exercise price adjustment is for the warrant holders to receive additional warrants to purchase our stock based on a fixed ratio. This type of settlement provision qualifies as one that is indexed to our own stock based on it being a “fixed-for-fixed” option as described by ASC 815-40-15 (EITF 07-5).
Similarly, the other potential adjustments to the exercise price of the warrants are also considered indexed to our own stock based on the provisions of ASC 815-40-15 (EITF 07-5). As such, and given the classification of the warrants in stockholders’ equity, these contingent exercise price adjustments were not considered derivative instruments and we did not separate them from the warrants.
Part IV
Item 15. Exhibits and Financial Statement Schedules
Your Comment
4.	We note that you failed to include the exhibits or schedules to some of your filed exhibits. Please file a complete copy of Exhibit 10.3, Exhibit 10.9, Exhibit 10.10, Exhibit 10.11, Exhibit 10.12, and Exhibit 10.13 with your next Exchange Act report.
     We will file a complete copy, including exhibits and schedules, of Exhibits 10.3, 10.9, 10.10, 10.11, 10.12 and 10.13 in our next Form 10-Q for the Quarterly Period ending April 30, 2010.
     In response to the Staff’s comments, Quiksilver, Inc. acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding our response to the Staff’s comments, please feel free to contact me at (714) 889-6007, or our Principal Accounting Officer, Brad Holman, at (714) 889-2736.

Sincerely, QUIKSILVER, INC.
/s/ Joe Scirocco
Joe Scirocco
Chief Financial Officer